Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls, Québec J0A 1B0 Canada www.cascades.com	Phone: 819-363-5100 Fax: 819-363-5155

CASCADES ANNOUNCES THE APPOINTMENT OF

THREE NEW DIRECTORS

Kingsey Falls, QC, July 22, 2016 – Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue products, is pleased to announce the appointment of Ms. Michelle A. Cormier and Messrs. Martin Couture and Patrick Lemaire to its Board of Directors.

A senior-level executive with experience in financial management, strategic consulting as well as corporate financing, turnaround and governance, Michelle Cormier has in-depth knowledge of financial and public markets in Canada and the United States. Ms. Cormier currently serves as Operating Partner at Wynnchurch Capital Canada. Prior to this position, she spent 13 years in senior management positions at TNG Capital Inc., was CFO at a major North American forest products company. She also worked at Alcan Aluminium Limited and Ernst & Young. Gifted with strong leadership skills, Ms. Cormier sits on the Boards of Directors of Dorel Industries Inc., Hydro-Québec and Uni-Select Inc.

Holding a Bachelor degree in Economics from St. Lawrence University (Canton, New York), Martin Couture is CEO of Sanimax, where he has worked since 1990. Combining strong leadership skills with extensive operational experience, Mr. Couture was named one of Canada’s “Top 40 under 40,” a Caldwell Partners award, in 2007, and received the Ernst & Young Entrepreneur of the Year award in 2008. He is an active member of the National Renderers Association, the professional association of the rendering industry in North America, and has also been deeply involved with the Young Presidents’ Organization since 2003.

Patrick Lemaire has served as President and CEO of Boralex Inc. since September 2006. Over the last decade, he has profoundly transformed the company and helped position it as a renewable energy leader in Canada and France. In 1988, after obtaining his degree in Mechanical Engineering from Université Laval, he began his career at Cascades. He successively held the positions of project manager, maintenance manager and plant manager in France and the United States. His managerial skills and leadership were then put to use as general manager of five plants and above all, as Vice-President and Chief Operating Officer of our activities in the containerboard packaging sector.

“We are thrilled with the addition of such talented candidates as Michelle Cormier, Martin Couture and Patrick Lemaire,” said Alain Lemaire, Executive Chairman of the Board of Directors. “Through their experience and vision, they will help us develop Cascades’ strategic orientations in order to keep creating value for all our partners.”

These directors will hold office until the next annual general shareholders’ meeting. This brings to 12 the total number of Cascades directors, most of whom are independent.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs 11,000 women and men, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades' shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Christine Beaulieu Communications Manager Cascades Inc. 819-363-5161 christine_beaulieu@cascades.com	Source: Robert F. Hall Chief Legal Officer and Corporate Secretary Cascades Inc. 819-363-5116 rhall@cascades.com

Website: www.cascades.com

Green by Nature blog: blog.cascades.com

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